	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Nov. 30, 2026
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TIAA-CREF Individual & institutional Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8500 Andrew Carnegie Blvd.
_____
(No. and Street)

Charlotte	**North Carolina**	**28262**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Mangano	**872-280-0924**	Jennifer.Mangano@Nuveen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
_____
(Name – if individual, state last, first, and middle name)

76 Laura Street	**Jacksonville**	**FL**	**32202**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jennifer Mangano_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __TIAA-CREF Individual & Institutional Services, LLC_____ , as of __12/31_____ , 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA M HOPSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Feb 2, 2026

Signature:

Title:
VP, Accounting & Reporting Director

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

TIAA-CREF Individual & Institutional Services, LLC

Statement of Financial Condition
December 31, 2024

TIAA-CREF Individual & Institutional Services, LLC
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of TIAA-CREF Individual & Institutional Services, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Jacksonville, FL
February 28, 2025

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, 76 South Laura Street, Suite 2100, Jacksonville, FL 32202
T: (904) 354 0671, www.pwc.com/us

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition (amounts in thousands)
December 31, 2024

Assets

Cash	$	149,677
Cash segregated under regulatory requirements		22,782
Advisory fees receivable		64,660
Due from affiliated entities		18,087
Receivable from clearing broker		10,002
Receivable from non-proprietary funds		1,524
Other assets		1,395
Total assets	$	268,127

Liabilities and Member's Capital

Due to affiliated entities	$	72,654
Other Liabilities		471
Total liabilities		73,125
Member's capital		195,002
Total liabilities and member's capital	$	268,127

The accompanying notes are an integral part of these financial statements.

1.   Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") incorporated on September 4, 1990 as a membership corporation and is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the Financial Industry Regulatory Authority. Services is registered as an investment advisor under the Investment Advisers Act of 1940, as amended and provides investment advisory services to individuals.

Services maintains a contractual arrangement with its affiliate, Nuveen Securities, LLC ("NSLLC") to distribute shares of various mutual funds on a retail basis for which NSLLC is the principal underwriter. Additionally, Services maintains an expense reimbursement arrangement with its affiliate, Nuveen Services, LLC ("Nuveen Services"), to cover fees and cost associated with Nuveen funds held within its managed account program.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing, LLC ("Clearing Broker"). Services also offers investment advisory services to individuals maintaining accounts at the Clearing Broker for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("TIAA Life") under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjusted annuity products offered by TIAA Life. Such activities performed by Services are on a cost reimbursement basis.

Services maintains a Third Party Insurance Products Service Agreement with TIAA-CREF Agency ("TC Agency") in which Services is the distributor for variable insurance products. Services incurs expenses and is compensated for activities associated with the distribution of third party variable products.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("non-proprietary funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary funds.

Services maintains a Distribution Agreement and Field Support Agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI related to various state tuition savings plans. Such activities are performed by Services on a cost reimbursement basis.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA. Services also maintains a Distribution Agreement with TIAA under which Services is the distributor for proprietary and non-proprietary mutual funds.

Services incurs expenses for distribution activities related to the issuance of variable annuity contracts by the College Retirement Equities Fund ("CREF") and on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Distribution Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Various cash disbursements for Services are made by TIAA and its wholly owned affiliate Nuveen, LLC ("Nuveen"). Both TIAA and Nuveen are reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements. TIAA and Nuveen allocate certain costs and expenses, including certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Services has an agreement with TIAA Trust, N.A. ("Trust Company"), a wholly owned subsidiary of TIAA, under which the Trust Company provides advisory services on investment advisory customer accounts for Services. Services also has an agreement with the Trust Company where it receives fees for clients referred to the Trust Company's private asset management product.

Services has an agreement with MyVest Corporation ("MyVest"), a wholly owned subsidiary of TIAA, under which MyVest provides information technology services on investment advisory accounts for Services.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). In preparing these financial statements, Services has evaluated events and transactions for potential recognition or disclosure through February 28th, 2025, the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Additionally, GAAP requires management to make estimates that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 also requires a public entity that has a single reportable segment to provide all the disclosures required by the amendments in ASU 2023-07 and all existing segment disclosures in Topic 280. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The new guidance was adopted for year-end 2024 reporting and it did not have a material impact on the financial positions or results of operations for Services.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value. Cash, receivables, and other assets are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Due to affiliates and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

Segment Reporting

Services is engaged in a single line of business as a securities broker dealer, which provides Distribution Services and Investment Advisory Services for the parent, TIAA, and multiple affiliate lines of business as described in Note 1. The Company has identified its Executive Committee as the Chief Operating Decision Maker ('CODM'), which comprises of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Compliance Officer.

The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, shown in Note 6, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. Cash

Approximately 35% of Services' cash is held at State Street Bank and Trust Company. The remaining 65% is held at JPMorgan Chase & Co. All of Services' cash segregated under regulatory requirements is held at US Bank. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation currently insures cash balances up to $250 thousand. Services' management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

4. Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal and most state income tax purposes. Because of its status, Services is disregarded as a separate entity for income tax purposes and thus does not record income taxes in its financial statements.

Services is not a legal entity for tax purposes and not a member in the TIAA tax sharing agreement or any other formal tax sharing arrangement.

Services is subject to various state taxes based on revenues or business license taxes. Revenue based taxes are partially subject to reimbursement by affiliates under agreements to perform services "at cost." These taxes are not significant and amounts due are included as 'Other Liabilities'.

5. Special Reserve Bank Account

Cash of $22.8 million, which is recorded in the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. Services includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

6. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to the Uniform Net Capital Rule 15c3-1 of the SEC ("Rule"). Under the Rule, Services is required to maintain minimum net capital, as defined under the Rule, equal to the greater of $250 thousand or 6 2/3 percent of aggregate indebtedness, as defined under the Rule. At December 31, 2024, Services had net capital of $110 million which exceeded required net capital by $105 million and a ratio of aggregate indebtedness to net capital of 0.66 to 1.

In order to ensure that Services maintains sufficient capital, TIAA's Board of Governors may approve TIAA to make additional capital contributions to Services. On December 18th, 2024, the TIAA Board of Trustees approved TIAA to make periodic additional capital contributions to Services up to $500 million in the aggregate in installments as needed to support the operational and capital needs of Services.

7.   Commitments and Concentration of Credit Risk

Services offers discount brokerage services through the Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between Services and the Clearing Broker, the Clearing Broker has the right to charge Services for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of Services could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to Services who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, Services may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2024, Services has recorded no liability with regard to customer transactions. During the year ended December 31, 2024, Services experienced immaterial net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of Services' potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these financial statements for potential reimbursements to the Clearing Broker on margin loans extended to Services' customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

In the normal course of business, Services may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Services is also involved, from time to time, in

other reviews, investigations and proceedings (both formal and informal) by governmental and regulatory agencies regarding Services' business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten, sold, or distributed by Services, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Services contests liability and/or the amount of damages, as appropriate, in each pending matter.

Services established a liability of $300 thousand for the anticipated costs of open regulatory actions or litigation, and restitution, which is included in other liabilities.

8. **Related Party Transactions**

Amounts due from and to affiliated entities related to the distribution of insurance products, mutual funds, and tuition savings plans and Trust Company agreements are reflected in the table below.

Due from affiliated entities			Due to affiliated entities		
Trust Company, NA		13,676	TIAA		67,376
Nuveen Securities		2,714	CREF		3,109
Nuveen Services		1,689	MyVest		1,646
TFI		4	Nuveen, LLC		335
TC Life		4	REA		188
Total	$	18,087	Total	$	72,654